April 4, 2019

Charles L. Harrington
Chairman, Chief Executive Officer and President
Parsons Corporation
5875 Trinity Parkway #300
Centreville, VA 20120

       Re: Parsons Corporation
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 22, 2019
           CIK No. 0000275880

Dear Mr. Harrington:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Competitive Strengths
Proven Track Record, page 6

1. We note that you achieved average award fees of 96% in fiscal 2016, 86% in fiscal 2017 and 89% in fiscal 2018. Please disclose the amount of award fees earned for each period presented to allow investors to better understand the impact of award fees.
 Charles L. Harrington
Parsons Corporation
April 4, 2019
Page 2
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

2. Please further discuss the nature of the services provided in your engineering and construction supervision contracts and how you have concluded that these contracts contain two performance obligations. As part of your response, please explain to us how these arrangements differ from the engineering and construction contracts. In addition, further describe your supervision services and tell us how you have considered whether you are the principal or the agent when another party is involved. Refer to ASC 606-10-
      25-19, 606-10-55-36 and 606-10-50-12.
3. You disclose that your contracts include assurance-type warranties. If material, revise to provide a tabular reconciliation of the warranty liability. Refer to ASC 460-10-50-8(c).
4. Revise to disclose the nature of the services provided where the performance obligations are satisfied at a point in time and when the customer obtains control of the services.
      Refer to ASC 606-10-25-30 and 606-10-50-12.
5. We note several references throughout the filing to the use of the "percentage-of-
      completion method." Please revise to refer to an appropriate measure of progress under
      ASC 606, consistent with your policy disclosed on page F-12.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Christine
Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameCharles L. Harrington                    Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameParsons Corporation
                                                           and Services
April 4, 2019 Page 2
cc:       Steven B. Stokdyk, Esq.
FirstName LastName